QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)

Information to be included in statements filed pursuant to Rule 13d-1(a)
and amendments thereto filed pursuant to Rule 13d-2(a)

TELEWEST COMMUNICATIONS PLC (Name of Issuer)
Ordinary Shares, par value 10 pence per share, represented by American Depositary Shares, each of which represents 10 Ordinary Shares (Title of Class of Securities)
87956P 10 5* (CUSIP Number)
Limited Voting Convertible Shares, par value 10 pence per share (Title of Class of Securities)
G8742C 102 (CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President and General Counsel,
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 23, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐.

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

*
CUSIP No. 87956P 10 5 relates to the American Depositary Shares.

CUSIP No. 87956P 10 5 G8742C 102

(1)	Names of Reporting Persons. Liberty Media Corporation S.S. or I.R.S. Identification Nos. of Above Persons (entities only) 84-1288730

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 722,205,225 Ordinary Shares 22,185,093 Limited Voting Shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 722,205,225 Ordinary Shares* 22,185,093 Limited Voting Shares*
PERSON WITH
	(9)	Sole Dispositive Power 722,205,225 Ordinary Shares 22,185,093 Limited Voting Shares

	(10)	Shared Dispositive Power 722,205,225 Ordinary Shares* 22,185,093 Limited Voting Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 722,205,225 Ordinary Shares 22,185,093 Limited Voting Shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 25.1% of Ordinary Shares 26.9% of Limited Voting Shares

(14)	Type of Reporting Person CO

*See Item 5(a)-(b)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

TELEWEST COMMUNICATIONS PLC
(Commission File No. 005-53921)

        This Amendment No. 6 to Statement on Schedule 13D relates to the ordinary shares, par value 10 pence per share (the "Ordinary Shares"), and the limited voting convertible shares, par value 10 pence per share (the "Limited Voting Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales (the "Issuer" or "Telewest"). Items 2, 5, 6 and 7 of the Statement on Schedule 13D filed by Tele-Communications, Inc. (a predecessor in interest to Liberty Media Corporation), as amended by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 (as so amended, the "Schedule 13D"), filed by Liberty Media Corporation are hereby amended as set forth below. All other information contained in the Schedule 13D remains correct.

ITEM 2. IDENTITY AND BACKGROUND

        There has been no change to this Item except as follows:

        This statement is filed on behalf of Liberty Media Corporation, a Delaware corporation (the "Reporting Person"). The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112. The Reporting Person owns interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia.

        Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

        To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the "Schedule 1 Persons") (except David J.A. Flowers, who is a Canadian citizen), is a United States citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        There has been no change in this Item except as follows:

        (a)-(b) On May 23, 2003, Microsoft Corporation, a Washington corporation ("Microsoft"), sold (the "Sale") all of its indirect ownership interests in 636,056,024 Ordinary Shares and 60,322,654 Limited Voting Shares to ITD Venture Capital, Inc., a Nevada corporation (see Amendment No. 7 to Schedule 13D filed by Microsoft on May 27, 2003). Microsoft reports that, as of May 23, 2003, it does not beneficially own any Ordinary Shares or Limited Voting Shares.

        In connection with the Sale, Microsoft, Liberty Media International, Inc., a Delaware corporation ("Liberty"), Liberty UK Holdings, Inc., a Delaware corporation ("Holdings"), Liberty UK, Inc., a Delaware corporation ("Liberty UK"), and Liberty International B-L LLC, a Delaware limited liability company ("B-L"), entered into a letter agreement (the "Letter Agreement"), pursuant to which the Revised New Relationship Agreement, dated as of March 3, 2000, among Microsoft, Liberty, Holdings, Liberty UK, B-L and the Issuer, as amended (the "Relationship Agreement"), was deemed terminated as between Liberty and its affiliates, on the one hand, and Microsoft and its affiliates, on the other hand. As a result of the Letter Agreement, the Reporting Person believes that it no longer has the shared voting power and shared dispositive power with Microsoft with respect to the 636,056,024 Ordinary Shares and 60,322,654 Limited Voting Shares that was previously reported. The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as Exhibit 1 and is hereby incorporated by reference in its entirety herein.

        Based on information provided by the Issuer, the 722,205,225 Ordinary Shares that are beneficially owned by the Reporting Person represent 25.1% of the 2,873,219,121 Ordinary Shares of the Issuer that were outstanding on May 28, 2003, and the 22,185,094 Limited Voting Shares that are beneficially owned by the Reporting Person represent 26.9% of the 82,507,747 Limited Voting Shares that were outstanding on that date. The Reporting Person believes that it has sole dispositive and voting power over the subject Ordinary Shares and Limited Voting Shares. However, the Reporting Person may be deemed to have shared voting and dispositive power over the subject Ordinary Shares and Limited Voting Shares with BCI International Investments, LLC, an entity controlled by William J. Bresnan (see Item 5(a)-(b) of Amendment No. 5 to the Schedule 13D).

        To the Reporting Person's knowledge, none of the Schedule 1 Persons has any interest in any securities of the Issuer as of the date of the event requiring the filing of this Amendment.

        (c) Except as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in Ordinary Shares or Limited Voting Shares of the Issuer during the 60 days prior to May 23, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                WITH RESPECT TO SECURITIES OF THE ISSUER

        There has been no change to this Item except as reported in Item 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
(1)	Letter Agreement, dated as of May 23, 2003, among Microsoft, Liberty, Holdings, Liberty UK and B-L (incorporated by reference to Exhibit No. 14 to Amendment No. 6 to the Schedule 13D filed by Microsoft on May 27, 2003).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 9, 2003	LIBERTY MEDIA CORPORATION
	By:	/s/ CHARLES Y. TANABE
	Name:	Charles Y. Tanabe
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

        The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below. The principal business of the Reporting Person is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Person, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business Address (if applicable)	Principal Occupation
John C. Malone	Chairman of the Board and Director of Liberty
Robert R. Bennett	President, Chief Executive Officer and Director of Liberty
Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd., a venture capital partnership
Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated, an investment banking services company
Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty
Jerome H. Kern 4600 S. Syracuse St. Denver, Colorado 80237	Director of Liberty; Consultant, Kern Consulting LLC, a consulting company
David E. Rapley	Director of Liberty
Larry E. Romrell	Director of Liberty
David J.A. Flowers	Senior Vice President and Treasurer of Liberty
Elizabeth M. Markowski	Senior Vice President of Liberty
Albert E. Rosenthaler	Senior Vice President of Liberty
Christopher W. Shean	Senior Vice President and Controller of Liberty
Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

Exhibit index

Exhibit No.	Description
(1)	Letter Agreement, dated as of May 23, 2003, among Microsoft, Liberty, Holdings, Liberty UK and B-L (incorporated by reference to Exhibit No. 14 to Amendment No. 6 to the Schedule 13D filed by Microsoft on May 27, 2003).

QuickLinks

SIGNATURE
DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION
Exhibit index